Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 15, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a Danish single-family housing portfolio;

•	to disclose the transaction price for each class of our common stock as of January 1, 2023;

•	to disclose the calculation of our November 30, 2022 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to otherwise update the Prospectus.

Acquisition of Danish Single-Family Housing Portfolio

In December 2022, we made our first direct international investment by acquiring a single-family housing portfolio consisting of four 100% leased housing estates, all located in the five finger plan of Copenhagen, Denmark. The gross purchase price for the acquisition was $36.6 million.

January 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2023 (and repurchases as of December 31, 2022) is as follows:

Transaction Price (per share)
Class T	$13.02
Class S	$12.88
Class D	$13.05
Class I	$13.00

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of November 30, 2022. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of November 30, 2022, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

VGN-NREIT-1222P

The following table provides a breakdown of the major components of our NAV as of November 30, 2022 ($ and shares in thousands):

Components of NAV	November 30, 2022
Investments in real property	$2,236,515
Investments in commercial mortgage loans	168,164
Investments in international affiliated funds	123,828
Investments in real estate-related securities	112,524
Investments in real estate debt	98,606
Cash and cash equivalents	40,085
Restricted cash	66,714
Other assets	12,548
Debt obligations	(417,031)
Subscriptions received in advance	(65,536)
Other liabilities	(73,733)
Stockholder servicing fees payable the following month(1)	(587)
Non-controlling interests in joint venture	(4,993)

Net Asset Value	$2,297,104
Net asset value attributable to preferred stock	124

NAV attributable to common stockholders	$2,296,980

Number of outstanding shares of common stock	175,933

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of November 30, 2022, we have accrued under GAAP approximately $46.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of November 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$223,634	$573,540	$104,845	$994,108	$400,853	$2,296,980
Number of outstanding shares	17,182	44,529	8,033	76,458	29,731	175,933

NAV per share	$13.02	$12.88	$13.05	$13.00	$13.48

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.13%	4.94%
Multifamily	6.42	4.60
Office	7.01	6.42
Healthcare	6.88	5.76
Retail	6.44	5.49
Self-Storage	7.35	4.85
Single-Family Housing	6.91	5.16

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self- Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.14%	2.01%	1.99%	2.02%	1.98%	1.92%	1.79%
(weighted average)	0.25% increase	(2.01)%	(1.99)%	(1.91)%	(2.04)%	(1.81)%	(1.92)%	(1.79)%
Exit Capitalization Rate	0.25% decrease	3.85%	3.85%	2.65%	3.10%	3.07%	3.46%	2.98%
(weighted average)	0.25% increase	(3.46)%	(3.51)%	(2.49)%	(2.88)%	(4.21)%	(3.08)%	(2.98)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 120,290,999 shares of our common stock (consisting of 12,005,616 Class T shares, 37,064,777 Class S shares, 6,128,350 Class D shares, and 65,092,256 Class I shares) in this offering, resulting in gross offering proceeds of $1,504,903,876. We intend to continue selling shares in this offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces the first paragraph in the “Share Repurchases – Early Purchase Deduction” section of our Prospectus and all other similar disclosure in the Prospectus.

There is no minimum holding period for shares of our common stock and stockholders can request that we repurchase their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year are repurchased at 95% of the transaction price (an “Early Repurchase Deduction”). The one-year holding period is measured as of the first calendar day immediately following the prospective repurchase date. This Early Repurchase Deduction also generally applies to minimum account repurchases. The Early Repurchase Deduction does not apply to shares acquired through our distribution reinvestment plan.

The following disclosure is added to the “Experts” section of our Prospectus.

The amounts of the estimated market values of our investments in real property and investments in commercial mortgage loans as of November 30, 2022 presented on page 2 of this Supplement under the section “November 30, 2022 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC (formerly known as RERC, LLC), an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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